Mail Stop 6010

January 9, 2009

Frederick Antonelli
Chief Executive Officer
AAA Public Adjusting Group, Inc.
6365 Taft Street, Suite 1003
Hollywood, Florida 33024

> Re: AAA Public Adjusting Group, Inc.
>   Registration Statement on Form S-1
>   Amendment 1 filed December 24, 2008

Dear Mr. Antonelli:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Risk Factors, page 6</u>

1. We note your response to comment 4. However, we continue to believe a risk factor discussing the volatility of your revenues resulting from your dependence on natural disasters is warranted. Therefore, our comment is reissued.

<u>We compete in a regulated industry, which may result in increased expenses or restrictions on our operations, page 6</u>

2. Please revise this discussion to describe the regulatory and supervisory structure that results in increased expenses or restrictions on your business.

3. We note your response to comment 6.   As it appears that a large majority of your revenues are attributable to your operations in Florida, we continue to believe a risk factor discussing the risks related to the geographic concentration of your business is warranted. Please include a separate risk factor disclosing the percentage of your revenues attributable to your operations in Florida or present us with a supplemental analysis identifying the states where you are licensed to do business, discussing the external contractors that you have relationships and/or agreements with in each of these jurisdictions, barriers or lack of barriers to providing your services in each of these jurisdictions and why you believe your business will not suffer if conditions in the Florida market were to decline.

The funds raised in our private placement will not be available to invest in our business, page 7

4. We note your response to comment 1. Our comment was intended to elicit disclosure addressing your reasons for engaging in a private placement of securities where by you obtained approximately $88,600 in funds, approximately $81,100 of which will be spent registering the resale of the securities. Therefore, the portion of our comment requesting that you clarify your reasons for entering into the transactions is reissued.

If our stock is approved for a public market and the trading price of our common stock becomes less than $5.00 per share, our stock would be considered a penny stock, page 8

5. Please explain what "If our stock is approved for a public market…" means. If you are referring to the effectiveness of the registration statement, then please revise this reference and references throughout the document to refer to the effectiveness of the registration statement as we do not "approve" securities.

Selling Security Holders, page 8

6. We note your response to comments 2 and 13. If you are aware of will not recognize an effective registration statement, please identify these states. Additionally, revise the "Plan of Distribution" to identify states where your securities will not be registered, qualified for sale or exempt from registration or qualification. To the extent that the failure to register, qualify or obtain an exemption presents a liquidity risk to investors, please include a risk factor discussing this risk.

Description of Business, page 15

7. On pages 6 and 15 you state that you operate only in Florida. However, on page 20 you state that you conduct business in a number of states. These statements appear contradictory. Please revise your disclosure to eliminate the discrepancy.

Please also clarify if you currently maintain any licenses to conduct business in states other than Florida.

8. We note your response to comment 16. The revised disclosure of page 15 is confusing due to the overlapping recovery ranges. Please revise this disclosure to either

- present the average percentage received in excess of the original claim for each category and revise the categories so that they do not overlap; or
- for each category, disclose the percentage of claims for which you received 100%, 200%, 300% and 1,000% of the original payment.

As currently written, claims between $5,000 and $15,000 for which you received 1,000% of the original payment would be included in each of statistics presented. Additionally, it is not clear whether recoveries for which you received 1,000% of the original payment were mostly from claims in the $5,000 - $15,000 category of claims or were mostly larger claims.

Competitive Business Conditions, page 18

9. We note your statement that you consider yourself to be a large tier company. Given your statement that you only have four full time employees and utilize between 12-18 subcontractors, please explain the basis for your determination that you are a larger tier company.

10. We note your response to comment 21. Please provide support for the following statements:
    - "They [certain competitor businesses] are not concerned with training or the success of the employee"
    - "They have a high turnover rate"
Please revise the disclosure in this section to clarify the sources that these statements are based on, or alternatively, remove the statements.

Year Ended December 31, 2007 compared with Year Ended December 31, 2006
Commission to Adjusters, page 23

11. We noted your response to our comment 29. Clarify how an employee earns commissions, the amount of employee commissions and where this amount is classified on your statement of operations.

Directors, Executive Officers, Promoters, and Control Persons, page 25

12. Please expand your disclosure of Karl Bach's business experience further to clarify his five most recent years of business experience. Your discussion should

identify each employer and each position held during each of the last five years. All applicable dates should be disclosed.

Executive Compensation, page 27

13. Please include footnote disclosure describing the amounts disclosed in the "All Other Comp." column.

Certain Relationships and Related Transactions, page 28

14. Did Mr. Lombardi serve as an officer during the year ended 2007? If he did, he should be included in the Executive Compensation table along with other individual, if any, who served as officers prior to the transfer back to Messrs. Antonelli and Bach.

Financial Statements for the period ended December 31, 2007
Note 7- Accounts Receivable, page F-10

15. We noted your response to our comment 44. Please separately present the 2006 and 2007 bad debt expense. Clarify where this amount is classified on your statement of operations. If material, additional disclosure should be provided to gain an understanding with regards to the default payments the company has incurred. Some disclosure points to address, although not all inclusive, are (a) the type of payor (i.e. insurance carrier, client, etc.) that defaulted, (b) reasons for the default in payment, (c) whether a collection agency was involved, (d) time the receivable balance was outstanding before it was written-off, etc.

Financial Statements for the period ended September 30, 2008
Note 1- Summary of Significant Accounting Policies
Interim Accounting, page F-17

16. Your disclosure states that "The results of operations for the nine and three months ended September 30, 2008 are not necessarily indicative..." However, you do not present the results of operations for the three months ended September 30, 2008. Please revise or advise.

Note 6- Accounts Receivable, page F-22

17. In your response to our comment 43 you stated that as of 2008, the company no longer processes the entire insurance payment but now just bill the insured your fee. However, your disclosure in the note still implies that you receive the entire check and processed the payment. Please revise or advise.

18. Please also tell us the factors that you considered in concluding that the amounts receivable from insurance companies and the amounts payable to clients should

be presented on a net basis in the 2007 fiscal year. Please refer to paragraph 5 of FIN 39.

19. The doubtful accounts receivable balance is significant relative to your net income. Therefore, we believe additional disclosure should be provided to gain an understanding with regards to the default payments the company has incurred. Some disclosure point to address, although not all inclusive, are (a) the type of payor (i.e. insurance carrier, client, etc.) that defaulted, (b) reasons for the default in payment, (c) whether a collection agency was involved, (d) time the receivable balance was outstanding before it was written-off, etc.

Exhibit 23 Consent of Expert

20. Please provide an updated consent that clarifies the filing (i.e. Form S-1 amendment 1) for which the consent is provided.

*   *   *

As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Sasha Parikh at (202) 551-3627 or Gustavo Rodriguez at (202) 551-3752 if you have questions regarding comments on the financial statements and related matters. Please contact Mike Rosenthall at (202) 551-3674 or Suzanne Hayes at (202) 551-3675 with any other questions.

Sincerely,

Jeffrey P. Riedler
Assistant Director

cc: Jonathan D. Leinward
        101 NE 3rd Avenue
        Suite 1500
        Fort Lauderdale, FL 33301
        Fax: (954) 252-4265